MANAGEMENT’S REPORT TO THE SHAREHOLDERS

Management’s Responsibility for Financial Statements

The preparation of the accompanying consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board is the responsibility of management. Management is responsible for the integrity and objectivity of the financial statements. Where necessary, the financial statements include estimates, which are based on management’s informed judgments. Management has established systems of internal controls, which are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. It exercises its responsibilities primarily through the Audit Committee, whose members are independent directors. The Audit Committee has reviewed the consolidated financial statements with management and the external auditors and has reported to the Board of Directors who have approved the consolidated financial statements. The external auditors have full access to the Audit Committee with or without the presence of management.

The consolidated financial statements have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the Board of Directors and Shareholders.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, Management has assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2011 and has concluded that such controls were effective as at that date.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud. In reaching a reasonable level of assurance, management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report, which is included herein.

(Signed) “Jack W. Schanck”	(Signed) “Kurt A. Nelson”
Jack W. Schanck	Kurt A. Nelson
President and Chief Executive Officer	Chief Financial Officer

Calgary, Canada	Calgary, Canada
March 22, 2012	March 22, 2012

2011 FS	Page 1

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Sonde Resources Corp.:

We have audited the accompanying consolidated financial statements of Sonde Resources Corp. and subsidiaries (the “Company”), which comprise the statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and 2010, and the notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sonde Resources Corp. and subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) "Deloitte & Touche LLP"

Independent Registered Chartered Accountants
Calgary, Canada
March 22, 2012

2011 FS	Page 2

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Sonde Resources Corp.:

We have audited the internal control over financial reporting of Sonde Resources Corp. and subsidiaries (the “Company”) as at December 31, 2011, based on the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2011 of the Company and our report dated March 22, 2012 expressed an unqualified opinion on those financial statements.

(Signed) “Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Calgary, Canada
March 22, 2012

2011 FS	Page 2

SONDE RESOURCES CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31 2011	December 31 2010	January 1 2010
(CDN$ thousands)
Assets
Current
Cash and cash equivalents	3,743	2,649	3,305
Restricted cash (note 5a)	--	--	1,364
Accounts receivable	7,436	7,147	11,340
Prepaid expenses and deposits	1,528	1,686	3,185
Assets of discontinued operations (note 5)	--	100,692	23,819
	12,707	112,174	43,013
Long term portion of prepaid expenses and deposits	420	555	878
Exploration and evaluation assets (note 6)	69,015	49,361	12,526
Property, plant and equipment (note 6)	104,745	102,603	145,678
Assets of discontinued operations (note 5)	--	--	88,972
	186,887	264,693	291,067

Liabilities
Current
Accounts payable and accrued liabilities	17,655	18,126	26,443
Share based compensation liability (note 17)	2,448	530	55
Provisions (note 10)	12,730	12,692	1,146
Derivative financial liabilities (note 8)	781	5,099	--
Short term debt (note 11)	--	35,048	39,368
Liabilities of discontinued operations (note 5)	--	16,650	1,793
	33,614	88,145	68,805
Decommissioning provision (note 12)	26,344	18,197	15,905
Liabilities of discontinued operations (note 5)	--	--	2,763
	59,958	106,342	87,473
Contingencies and commitments (note 20) Subsequent event (note 21)

Shareholders’ Equity
Share capital (note 16)	369,892	369,892	311,270
Warrants (note 16)	--	--	76
Contributed surplus	33,528	30,718	28,494
Foreign currency translation reserve	550	(5,789)	--
Deficit	(277,041)	(236,470)	(136,246)
	126,929	158,351	203,594
	186,887	264,693	291,067
See accompanying notes to the consolidated financial statements

On behalf of the Board,

(Signed) “Jack W. Schanck”	(Signed) “W. Gordon Lancaster”
Jack W. Schanck	W. Gordon Lancaster
Director and Chief Executive Officer	Chair of the Audit Committee and Director

2011 FS	Page 3

SONDE RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended December 31	2011	2010
(CDN$ thousands, except per share amounts)
Revenue
Revenue, net of royalties (note 13)	35,006	32,239
Gain on commodity derivatives (notes 8, 9)	207	3,197
	35,213	35,436
Expenses
Operating (note 14)	15,527	13,036
Transportation	1,042	1,304
Exploration and evaluation (note 6)	1,270	9,114
General and administrative	9,292	11,126
Depletion and depreciation	14,906	16,794
Share based compensation (note 17)	4,728	2,655
Property, plant and equipment impairment (note 6)	34,270	40,773
Bad debt	(168)	852
Loss on settlement of decommissioning liabilities	1,027	123
	81,894	95,777
Operating loss	(46,681)	(60,341)

Other
Financing costs (note 15)	(2,422)	(1,903)
Gain (loss) on foreign exchange	(183)	888
Gain (loss) on financial derivatives	5,129	(5,210)
Other income	428	302
Gain on disposition of property, plant and equipment	390	--
Loss on exchange of preferred shares	--	(172)
	3,342	(6,095)
Loss from continuing operations before income taxes	(43,339)	(66,436)
Current income taxes (note 23)	136	470
Loss from continuing operations	(43,475)	(66,906)
Income (loss) from discontinued operations, net tax (note 5)	2,904	(33,318)
Net loss	(40,571)	(100,224)

Other comprehensive income (loss)
Foreign currency translation adjustment	1,102	(552)
Foreign currency translation adjustment relating to assets and liabilities of discontinued operations (note 5)	(1,128)	(5,237)
Foreign currency translation reclassified to net earnings (note 5)	6,365	--
Other comprehensive income (loss)	6,339	(5,789)
Total comprehensive loss	(34,232)	(106,013)

Net loss per common share
Basic and diluted loss per common share from continuing operations (note 16)	($0.70)	($1.09)
Basic and diluted income (loss) per common share from discontinued operations (note 16)	$0.05	($0.55)
	($0.65)	($1.64)
See accompanying notes to the consolidated financial statements

2011 FS	Page 4

SONDE RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31	2011	2010
(CDN$ thousands)
Cash provided by (used in):
Operating
Net loss	(40,571)	(100,224)
Items not involving cash:
Depletion and depreciation	14,906	16,794
Share based compensation	4,728	2,655
Exploration and evaluation	1,270	9,114
Property, plant and equipment impairment	34,270	71,506
Unrealized loss on commodity derivatives	781	--
Unrealized (gain) loss on financial derivatives	(5,129)	5,210
Unrealized gain on foreign exchange	776	252
Financing costs	2,915	2,023
Loss on abandonment	1,027	123
Loss on exchange of preferred shares	--	172
Gain on disposition of property, plant and equipment	(390)	--
Gain on disposition of discontinued operations	(4,919)	--
Interest paid	(2,067)	(1,076)
Decommissioning expenditures	(1,221)	(284)
Cash flow from operating activities before changes in non-cash working capital	6,376	6,265
Changes in non-cash working capital (note 19)	(1,268)	(6,730)
	5,108	(465)
Financing
Revolving credit facility repayments	(44,094)	(23,987)
Revolving credit facility advances	23,843	20,171
Redemption of preferred shares (note 11)	(15,255)	--
Issue of common shares, net of share issue costs	--	58,610
Exercise of stock unit awards	--	(20)
Change in non-cash working capital (note 19)	131	--
	(35,375)	54,774
Investing
Property, plant and equipment additions	(37,509)	(12,705)
Exploration and evaluation additions	(19,405)	(46,443)
Asset additions with discontinued operations	(565)	(26,506)
Property acquisition (note 7)	(6,242)	--
Proceeds on property, plant and equipment disposition	502	--
Proceeds on Trinidad disposition (note 5)	87,908	--
Decrease in restricted cash (note 5)	19,892	1,242
Change in non-cash working capital (note 19)	(12,881)	29,509
	31,700	(54,903)
Increase (decrease) in cash and cash equivalents	1,433	(594)
Effect of foreign exchange on cash and cash equivalents	(339)	(62)
Cash and cash equivalents, beginning of year	2,649	3,305
Cash and cash equivalents, end of year	3,743	2,649
See accompanying notes to the consolidated financial statements

2011 FS	Page 5

SONDE RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(CDN$ thousands)	Share capital	Contributed surplus	Warrants	Foreign currency translation	Deficit	Total
At January 1, 2010	311,270	28,494	76	--	(136,246)	203,594
Total comprehensive loss	--	--	--	(5,789)	(100,224)	(106,013)
Issue of common shares, net of share issue costs	58,597	--	--	--	--	58,597
Issued under exercise of warrants	25	--	(12)	--	--	13
Warrant expiry	--	64	(64)	--	--	--
Stock option expense	--	2,160	--	--	--	2,160
At December 31, 2010	369,892	30,718	--	(5,789)	(236,470)	158,351
Total comprehensive loss	--	--	--	(26)	(34,206)	(34,232)
Foreign currency translation reclassified to net earnings (note 5)	--	--	--	6,365	(6,365)	--
Stock option expense (note 17)	--	2,810	--	--	--	2,810
At December 31, 2011	369,892	33,528	--	550	(277,041)	126,929
See accompanying notes to the consolidated financial statements

2011 FS	Page 6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
 (All tabular amounts in CDN$ thousands, except where otherwise noted)

1.	Reporting entity

Sonde Resources Corp. (“Sonde Resources” or the “Company”) is a Canadian based energy company with its registered office located at Suite 3200, 500 – 4th Avenue S.W., Calgary, Alberta. The Company is engaged in the exploration for and production of oil and natural gas. The Company’s operations are located in Western Canada and offshore North Africa. All of the Company’s revenues are generated from its operations in Western Canada. On February 22, 2011, the Company completed the sale of its wholly owned subsidiary Liberty Natural Gas LLC (the “LNG Project”). On June 22, 2011, the Company completed the sale of its offshore operations in the Republic of Trinidad and Tobago (“Trinidad and Tobago”). These dispositions are discussed in more detail in Note 5. The consolidated financial statements (the “Financial Statements”) comprise the Company and its subsidiaries, Seeker Petroleum Ltd., Sonde Resources Trinidad and Tobago Ltd. and Challenger Energy Corp. all of which are wholly owned. On January 1, 2012, these subsidiaries were amalgamated into Sonde Resources Corp. The Company’s shares are widely held and publicly traded on both the Toronto Stock Exchange and the American Stock Exchange.

2.	Basis of preparation

(a)	Statement of compliance

The Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and present the Company’s results of operations and financial position under IFRS as at and for the year ended December 31, 2011 and 2010 and as at January 1, 2010, the date of conversion to IFRS. As a result, the Financial Statements have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1) using the accounting policies the Company has adopted for the year ended December 31, 2011.

In previous years, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles in effect prior to January 1, 2011 (Canadian GAAP). Comparative information has been restated from Canadian GAAP to IFRS. The impact of the transition to IFRS on the Company’s previously reported financial statements is presented in the reconciliations of equity, comprehensive income and cash flows as described in Note 24.

The Financial Statements were approved and authorized for issue by the Board on March 22, 2012.

(b)	Basis of measurement

The Financial Statements have been prepared on the historical cost basis except as detailed in the Company’s accounting policies disclosed in Note 3. The accounting policies have been applied consistently to all periods presented in the Financial Statements except for the opening IFRS consolidated statement of financial position, which has utilized optional exemptions available and mandatory exceptions under IFRS 1 as described in Note 24.

On June 3, 2010, the Company’s shareholders approved the consolidation of the Company’s outstanding shares on a five for one basis effective on the close of business June 4, 2010. The effect of the consolidation was to reduce to one-fifth the number of common shares, warrants, stock options and stock unit awards outstanding. The number of shares into which the preferred shares were convertible was also reduced to one-fifth. In addition, the conversion price of the preferred shares, the weighted average exercise price and fair value per options, warrants and stock unit awards have been adjusted to five times the pre-consolidation prices. All share and per share amounts included in the Financial Statements have been adjusted retroactively for the consolidation.

2011 FS	Page 7

2.      Basis of preparation (continued)

The Financial Statements have been prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

(c)	Functional and presentation currencies

The Financial Statements are presented in Canadian dollars, which is the Company’s functional currency.

(d)	Use of estimates and judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as at the date of the Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant accounting estimates and judgments used in the preparation of the financial statements are described in Note 4.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in the Financial Statements.

(a)	Principles of consolidation

The Company consolidates its interest in entities in which it controls. Control comprises the power to govern an entity’s financial and operating policies so as to obtain benefits from its activities. The Company recognizes its proportionate share of assets, liabilities, income and expenses, on a line-by-line basis, of its jointly controlled assets. All material intercompany balances, transactions, revenue and expenses have been eliminated.

(b)	Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and investments in highly liquid short-term deposits with a maturity date, at date of issue, of less than ninety days.

(c)	Foreign currency

Functional currencies of each of the Company’s foreign operations represent the currency of the primary economic environment in which it operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of transaction. At each reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates at the statement of financial position date. Foreign exchange differences arising on translation are recognized in earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the Financial Statements, the financial statements of each entity are translated into Canadian dollars, the Company’s presentation currency. The assets and liabilities of foreign operations are translated into Canadian dollars using foreign exchange rates at the statement of financial position date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in other comprehensive income.

If the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized to net income or loss.

2011 FS	Page 8

3.	Significant accounting policies (continued)

(d)	Exploration and evaluation assets and property, plant and equipment

(i)	Recognition and measurement

Costs of exploring for and evaluating oil and natural gas properties are initially capitalized within exploration and evaluation assets. Such exploration and evaluation costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable overhead and administration expenses and the projected costs of retiring the assets (if any), but do not include exploration or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to net income or loss as they are incurred.

Exploration and evaluation assets are not amortized, but are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. These assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the assets may be transferred to intangible assets when it meets the recognition criteria for intangible assets. Not proceeding with development of the asset is an impairment indicator, and as a result of the decision not to develop the asset impairment testing would be performed.

When management determines with reasonable certainty that an exploration and evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is first tested for impairment and then reclassified to property, plant and equipment.

Items of property, plant and equipment are measured at cost less accumulated depletion and depreciation and accumulated impairment losses.  When significant parts of an item of property, plant and equipment, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.

The costs to acquire developed or producing oil and gas properties and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install dedicated infrastructure such as wellhead equipment and supporting assets, are capitalized as oil and gas properties within property plant and equipment.

The costs of major inspection, overhaul and work-over activities that maintain property, plant and equipment and benefit future years of operations are capitalized. Maintenance is expensed as incurred. Replacements outside major inspection, overhaul or work-overs are capitalized when it is probable that future economic benefits will flow to the Company and the associated carrying amount of the replaced asset is derecognized.

Gains and losses on disposal of an item of property, plant and equipment, including oil and natural gas interests, and intangible exploration assets, are determined by comparing the proceeds from disposal with its carrying amount and are recognized within “other income” or “other expenses” in net income or loss.

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. All other borrowing costs are recognized in net income or loss as incurred. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for it to be capable of operating as intended. Capitalization of borrowing costs is suspended when the construction of an asset is ceased for extended periods.

The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Company’s outstanding borrowings during the year.

2011 FS	Page 9

3.	Significant accounting policies (continued)

(ii)	Depletion and depreciation

The carrying amount of development or production assets is depleted using the unit of production method by reference to the ratio of production in the year to the related proved and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves.

Proved and probable reserves are estimated annually by independent reserve engineers and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible. There should be a more than 50% statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as proved and probable. The equivalent statistical probability for the proved component is 90%.

Such reserves may be considered economically producible if management has the intention of developing and producing them and such intention is based upon:

-	a reasonable assessment of the future economics of such production;
-	a reasonable expectation that there is a market for all or substantially all the expected oil and natural gas production;
-	evidence that necessary production, transmission and transportation facilities are available or can be made available; and
-	availability of capital to develop reserves.

Reserves may only be considered proved and probable if supported by either actual production or a conclusive formation test. The area of reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, or both, and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geophysical, geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of oil and natural gas controls the lower proved limit of the reservoir.

Reserves which can be produced economically through application of unproved recovery techniques (such as fluid injection) are only included in the proved and probable classification when successfully tested by a pilot project, the operation of an installed program in the reservoir or other reasonable evidence (such as, experience of the same techniques on similar reservoirs or reservoir simulation studies) provides support for the engineering analysis on which the project or program was based.

For other assets, depreciation is recognized in net income or loss on a declining balance basis over its estimated useful life at rates varying from 20% to 100%. Land is not depreciated.

Depreciation methods, useful lives and residual values are reviewed annually.

(e)	Leased assets

Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.  Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset. The Company does not have any finance leases.

Other leases are operating leases, which are expensed as incurred.

Payments made under operating leases are recognized in net income or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

2011 FS	Page 10

3.	Significant accounting policies (continued)

(f)	Impairment

(i)	Non-financial assets

The carrying amount of the Company’s non-financial assets, other than exploration and evaluation assets and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Exploration and evaluation assets are assessed for impairment when they are reclassified to property, plant and equipment and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

In assessing fair value less cost to sell, the fair value reflects the price a market participant would be willing to pay to acquire the asset or CGU less selling costs to complete the transaction. Fair value is generally determined based on recent transactions, crown land sales and other market metrics.

Exploration and evaluation assets are allocated to the CGUs on a geographical basis when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to oil and natural gas interests in property, plant and equipment.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Impairment losses recognized in respect of CGUs reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss recognized in prior years is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

(ii)	Financial assets

A financial asset, other than a financial asset designated as fair value through profit or loss, is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in net income or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized and is recognized in net income or loss.

2011 FS	Page 11

3.	Significant accounting policies (continued)

(g)	Financial instruments

Financial assets and liabilities designated as fair value through profit or loss are measured at fair value with changes in those fair values recognized in the statement of operations.  Financial assets available for sale are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets held to maturity, loans and other receivables and other financial liabilities are measured at amortized cost using the effective interest method.

Derivatives are classified as fair value through profit or loss and measured at their fair value.  Gains or losses related to periodic revaluation are recorded to the statement of operations.

Fair value measurements are classified according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1:	Quoted prices are available in active markets. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Pricing inputs are other than quoted prices in an active market included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3:	Valuation at this level are those inputs for the asset or liability that are not based on observable market data.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

(h)	Share based compensation

(i)	Stock option awards

Share based compensation is recorded in net income or loss for all options granted on a graded basis over the vesting period of the option with a corresponding increase recorded as contributed surplus.  Compensation expense is based on the estimated fair values of the options at the time of the grant as determined using a Black-Scholes option pricing model. The Company incorporates an estimated forfeiture rate when determining compensation expense for stock options that will not vest.

Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital.  In the event that vested options expire, previously recognized compensation expense associated with such stock options is not reversed.

(ii)	Stock unit awards and restricted share units

Stock unit awards and restricted share units are only payable in cash. Obligations are accrued based on the vesting period of the units using the market value of the Company’s common shares. The obligations are revalued each reporting period based on the change in the fair value of the Company’s common shares and the number of units outstanding. The Company reduces the liability when the units are surrendered for cash.

(i)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. Provisions are not recognized for future operating losses. Further details on specific provisions are as follows:

2011 FS	Page 12

3.	Significant accounting policies (continued)

(i)	Decommissioning liabilities

The Company recognizes the estimated liability associated with decommissioning at the time the asset is acquired and the liability is incurred. The estimated present value of the future payments of the decommissioning liability is recorded as a long term liability, with a corresponding increase in the carrying amount of property, plant and equipment. Amounts are discounted using the risk-free rate. The capitalized amount is depleted on a unit-of-production method over the life of proved and probable reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to net income or loss in the period. The liability can also increase or decrease due to changes in the estimates of timing of cash flows, changes to the risk-free rate or changes in the original estimated undiscounted cost. The change in the provision as a result of these changes is capitalized in the carrying amount of the related asset. Actual costs incurred upon settlement of decommissioning liabilities are charged against the decommissioning liability to the extent of the liability recorded.

(ii)	Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligation under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net costs of continuing with the contract.

(j)	Revenue

Revenue from the sale of natural gas, oil and natural gas liquids is recognized based on volumes delivered to customers at contractual delivery points and rates.  Revenue is measured net of royalties.

Revenue is recognized when persuasive evidence exists that the significant risks and rewards have been transferred to the customer and the amount of revenue can be measured reliably, and when recovery of the consideration is probable. Recognition occurs upon delivery.

Tariffs and tolls charged to other entities for use of pipelines and facilities owned by the Company are recognized as revenue as they accrue in accordance with the terms of the service or tariff and tolling agreement.

Royalty income is recognized on operating lease rights as it accrues in accordance with the terms of the overriding royalty agreements.

The costs associated with delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(k)	Assets held for sale

Assets and liabilities are classified as held for sale if their carrying values are expected to be recovered through a disposition rather than through continuing use. The assets or disposal groups are measured at the lower of their net book value and fair value less cost to sell. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognized in net income or loss. Assets classified as held for sale are not depreciated, depleted or amortized.

(l)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(m)	Income taxes

The Company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for unused tax losses, tax credits and the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates at the statement of financial position date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in income in the period which they occur. Investment tax credits are recorded as an offset to the related expenditures.

2011 FS	Page 13

3.	Significant accounting policies (continued)

(n)	Basic and diluted per share amounts

Basic per share amounts are calculated by dividing net income or loss attributable to common shareholders by the weighted average number of common shares outstanding during the period.  Diluted earnings per share amounts are calculated by adjusting the net income or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise convertible preferred shares, warrants, and stock options granted to employees.  The Company utilizes the treasury stock method in the determination of diluted per share amounts.  Under this method, the diluted weighted average number of shares is calculated assuming that proceeds arising from the exercise of in-the-money options and other dilutive instruments are used to purchase, for cancellation, common shares of the Company at their average market price for the period. The “if converted” method is used for calculating diluted earnings per share for the convertible preferred shares.

(o)	Convertible preferred shares

The Company’s convertible preferred shares were segregated into their debt and financial derivative components at the date of issue, based on the relative fair market value of these components in accordance with the substance of the contractual agreements. The debt component of the instrument was classified as a liability, and recorded at the present value of the Company’s obligation to make future interest payments in cash or in a variable number of shares and to settle the redemption value of the instrument in cash or at a fixed amount of approximately 33.33 common shares per one preferred share. The carrying amount of the debt component was accreted to the original face value of the instruments, over their deemed life, using the effective interest method. The conversion option, which makes up the financial derivative component of the instruments, was evaluated and recorded in accordance with the Company’s accounting policy on financial instruments.

(p)	Future accounting changes

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

As of January 1, 2015, the Company will be required to adopt IFRS 9 “Financial Instruments”, which is the result of the first phase of the International Accounting Standards Board (“IASB”) project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Portions of the standard remain in development and the full impact of the standard on the Company’s Consolidated Financial Statements will not be known until the project is complete.

In May 2011, the IASB released the following new standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosures of interests in other entities” and IFRS 13, “Fair Value Measurement”. Each of these standards is to be adopted for fiscal years beginning January 1, 2013 with earlier adoption permitted. A brief description of each new standard follows below:

•
IFRS 10, “Consolidated Financial Statements” supersedes IAS 27 “Consolidation and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. This standard provides a single model to be applied in control analysis for all investees including special purpose entities.

•
IFRS 11, “Joint Arrangements” divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting.

•
IFRS 12, “Disclosure of Interests in Other Entities” combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements as well as unconsolidated structured entities.

•
IFRS 13, “Fair Value Measurement” defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company is currently analyzing the expected impact, if any, that the adoption of each of these standards will have on its consolidated financial statements.

2011 FS	Page 14

4.	Significant accounting estimates and judgments

Significant estimates used in the preparation of the Financial Statements include, but are not limited to, those areas discussed below.

(a)	Oil and gas reserves

Certain depletion, depreciation, impairment and decommissioning and restoration charges are measured based on the Company’s estimate of oil and gas reserves. The estimation of reserves and resources is an inherently complex process and involves the exercise of professional judgment. Reserves and resources have been evaluated at December 31, 2011, December 31, 2010, and January 1, 2010, by independent petroleum consultants in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The reserves and resources estimates are based on the definitions and guidelines contained in the Canadian Oil and Gas Evaluation Handbook.

Oil and gas reserves and resources estimates are based on a range of geological, technical and economic factors, including projected future rates of production, estimated commodity prices, engineering dates, and the timing and amount of future expenditures, all of which are subject to uncertainty. Assumptions reflect market and regulatory conditions existing at each annual reporting date, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

(b)	Exploration and evaluation costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The Company is required to make estimates and judgments about the future events and circumstances regarding the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. Unsuccessful drilling, or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures, are important factors when making this determination. If a judgment is made that the extraction of resources is not viable, the associated exploration and evaluation costs are impaired and charged to net income or loss.

(c)	Decommissioning liabilities and other provisions

The Company recognizes liabilities for the future decommissioning and restoration of property, plant and equipment. These provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances and the possible future use of the site. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations, the emergence of new technology, operating experience and prices. The expected timing of future decommissioning and restoration may change due to certain factors, including reserve life. Changes to assumptions related to future expected costs, discount rates and timing may have a material impact on the amounts presented. Other provisions are recognized in the period in which it becomes probable that there will be a future cash outflow.

(d)	Deferred income taxes

Deferred tax assets are recognized when it is considered probable that unused tax losses, tax credits and deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the Company’s estimate, the ability of the Company to realize the deferred tax asset could be impacted.

Deferred tax liabilities are recognized for taxable temporary differences. The Company records a provision for the amount that is expected to be settled, which requires the application of judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the Company’s estimate of the likelihood of a future outflow, the expected settlement amount, and the tax laws in the jurisdiction which the Company operates.

2011 FS	Page 15

4.	Significant accounting estimates and judgments (continued)

(e)	Impairment of assets

The allocation of assets into CGU’s requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations.

The recoverable amounts of CGU’s and individual assets have been determined based on value in use. The key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes and future operating and development costs. Changes to these assumptions will affect the recoverable amounts of CGU’s and individual assets and may then require a material adjustment to their related carrying value.

Impairment tests were carried out at December 31, 2011, using the following forward commodity price projections:

Year	AECO Gas (Cdn/mmbtu) (1)	Edmonton Light Sweet Crude Oil (Cdn/bbl) (1)
2012	$ 3.49	$ 97.96
2013	4.13	101.02
2014	4.59	101.02
2015	5.05	101.02
2016	5.51	101.02
2017	5.97	101.02
2018	6.21	102.40
2019	6.33	104.47
2020	6.46	106.58
2021	6.58	108.73
Remainder(2)	2.0%	2.0%
(1) Source: Indendent qualified reserves evaluator’s price forecast, effective January 1, 2012.
(2) Percentage change represents the change in each year after 2021 to the end of the reserve life.

An impairment test is performed on capitalized property and equipment costs at a CGU level on an annual basis and quarterly when indicators of impairment exist.  During the year ended December 31, 2011, the Company recognized an impairment of $34.3 million to property, plant and equipment (quarter ended December 31, 2010 – $25.5 million, quarter ended June 30, 2010 – $15.3 million) to reflect the low natural gas price environment for future production.  The net impairments were recorded in all Canadian CGUs and with the majority recorded in the Southern Alberta and Central Alberta CGUs. The December 31, 2011 impairment was recognized using a 12% discounted cash flow (December 31, 2010 – 15%, June 30, 2010 – 12%).  Using a discount rate of 10% would reduce 2011 impairment by $9.4 million.  Using a discount rate of 15% would increase 2011 impairment by $11.5 million.

(f)	Share based compensation

Expenses recorded for share based compensation are based on the historical volatility of the Company’s share price which may not be indicative of the future volatility. Accordingly, those amounts are subject to measurement uncertainty.

2011 FS	Page 16

5.	Discontinued operations

(a)      Trinidad and Tobago

On December 22, 2010, the Company entered into an agreement to sell its remaining 25% interest in Block 5(c) and the Mayaro-Guayaguayare block (“MG Block”) exploration and production license for an aggregate purchase price of US$87.5 million plus interest on any outstanding balance receivable prior to closing. The transaction closed on June 22, 2011, for total proceeds of US$78.1 million and the assumption of the Company’s performance guarantee provided for the MG Block of US$12.0 million. On December 15, 2011, the Government of Trinidad and Tobago granted the Company’s request to transfer the MG Block and the related performance guarantee to the purchaser in accordance with the terms of the purchase agreement as discussed in Note 20.
On February 8, 2011, as part of the agreement, the Company issued a US$20.0 million debenture to the purchaser. The debenture accrued interest at 6.0% per annum and was secured against the Company’s Block 5(c) interests. Upon closing of the agreement, the US$20.0 million was applied against the proceeds of US$78.1 million. Upon closing of the agreement the Company was eligible to reclaim US$20.0 million ($19.3 million in Canadian dollars) held as restricted cash with BG International Limited (“BG”). On August 4, 2011, the Company received payment of the US$20.0 million.

Proceeds from disposition	(CDN$ thousands)
Cash received	56,877
Debenture retired	19,898
MG Block performance guarantee assumed by purchaser	11,716
Transaction costs	(583)
Proceeds net of transaction costs	87,908

Net assets disposed at carrying value
Exploration and evaluation assets	79,664
Decommissioning provisions	(3,040)
Net assets	76,624
Gain before understated	11,284
Realized foreign currency translation reserve, reclassified from shareholders’ equity	(5,975)
Net gain on disposition	5,309

(b)      LNG Project

On February 22, 2011, the Company completed the sale of its wholly owned subsidiary Liberty Natural Gas LLC which owned a 100% working interest in the LNG Project and the Company received US$1.0 million for reimbursable costs between January 1, 2011, and February 22, 2011. The Company is entitled to receive deferred cash consideration of US$12.5 million payable upon West Face’s first successful gas delivery. No amounts have been recorded in the Financial Statements related to this contingent consideration. At the time of the sale the LNG Project had a carrying value of nil and accumulated losses of $0.4 million in the foreign currency translation reserve, resulting in the realization of this loss in income from discontinued operations upon disposition.

2011 FS	Page 17

5.	Discontinued operations (continued)

(c)      Financial information from discontinued operations

The assets and liabilities of discontinued operations presented on the consolidated statements of financial position are as follows:

	Trinidad and Tobago			LNG Project			Total
	Dec. 31 2011	Dec. 31 2010	Jan. 1 2010	Dec. 31 2011	Dec. 31 2010	Jan. 1, 2010	Dec. 31 2011	Dec. 31, 2010	Jan. 1 2010
(CDN$ thousands)
Assets
Restricted cash	--	19,892	20,910	--	--	--	--	19,892	20,910
Accounts receivable	--	--	2,824	--	--	--	--	--	2,824
Prepaid expenses and deposits	--	20	48	--	36	37	--	56	85
Exploration and evaluation assets	--	80,744	69,998	--	--	--	--	80,744	69,998
Property, plant and equipment	--	--	--	--	--	18,974	--	--	18,974
	--	100,656	93,780	--	36	19,011	--	100,692	112,791
Liabilities
Accounts payable and accrued iabilities	--	12,638	752	--	1,069	1,041	--	13,707	1,793
Decommissioning provision	--	2,943	2,763	--	--	--	--	2,943	2,763
	--	15,581	3,515	--	1,069	1,041	--	16,650	4,556

Income (loss) from discontinued operations reported in the consolidated statement of operations, comprehensive loss and deficit is as follows:

	Trinidad and Tobago		LNG Project		Total
For the years ending December 31	2011	2010	2011	2010	2011	2010
(CDN$ thousands)
Expenses
General and administrative	(643)	(728)	(879)	--	(1,522)	(728)
Property, plant and equipment impairment	--	--	--	(30,733)	--	(30,733)
Bad debt	--	(1,846)	--	--	--	(1,846)
Finance costs	(493)	(120)	--	--	(493)	(120)
Other Income	--	109	--	--	--	109
Gain (loss) on disposition of foreign operations, net of realized foreign currency translation	5,309	--	(390)	--	4,919	--
Income (loss) from discontinued operations	4,173	(2,585)	(1,269)	(30,733)	2,904	(33,318)
Foreign currency translation gain (loss) relating to assets and liabilities held for sale	(1,148)	(4,827)	20	(410)	(1,128)	(5,237)
Reclassified from foreign currency translation to net earnings	5,975	--	390	--	6,365	--
Total comprehensive income (loss) from discontinued operations	9,000	(7,412)	(859)	(31,143)	8,141	(38,555)

2011 FS	Page 18

6.	Exploration and evaluation assets & property, plant and equipment, net

	December 31, 2011			December 31, 2010
	Cost	Accum DD&A	Carrying value	Cost	Accum DD&A	Carrying value
Exploration and evaluation assets
Beginning of year	49,361	--	49,361	12,526	--	12,526
Additions	19,405	--	19,405	46,443	--	46,443
Transfers to PP&E	(43)	--	(43)	--	--	--
Impairments, to exploration expense	(1,270)	--	(1,270)	(9,114)	--	(9,114)
Change in decommissioning obligations	41	--	41	--	--	--
Foreign exchange	1,521	--	1,521	(494)	--	(494)
End of year	69,015	--	69,015	49,361	--	49,361

Property, plant and equipment
Beginning of year	161,165	(58,562)	102,603	146,672	(994)	145,678
Additions	37,509	--	37,509	12,705	--	12,705
Acquisitions	11,827	--	11,827	--	--	--
Dispositions	(151)	30	(121)	--	--	--
Transfers from E&E assets	43	--	43	--	--	--
Change in decommissioning obligations	2,060	--	2,060	1,787	--	1,787
Depreciation and depletion	--	(14,906)	(14,906)	--	(16,794)	(16,794)
Impairments	--	(34,270)	(34,270)	--	(40,773)	(40,773)
End of year	212,453	(107,708)	104,745	161,164	(58,561)	102,603

During the year ended December 31, 2011, the Company capitalized $3.3 million (year ended December 31, 2010 – $5.4 million) of general and administrative expenses related to exploration and development activities of continuing operations and nil (December 31, 2010 - $12.9 million) of general and administrative expenses related to exploration and development activities of discontinued operations.
Exploration and evaluation assets consist of the Company’s exploration projects which are pending the determination of proved or probable reserves. Additions represent the Company’s share of costs incurred on exploration and evaluation assets during the year. All property, plant and equipment are held in Canada.  Exploration and evaluation assets are divided geographically as follows:

	December 31 2011	December 31 2010	January 1 2010
Canada	8,907	2,956	8,968
North Africa	60,108	46,405	3,558
	69,015	49,361	12,526

Land expiries and impairment on exploratory wells charged to exploration and evaluation expense during the year ended December 31, 2011, totaled $1.3 million (2010 - $9.1 million).  As at December 31, 2011, no indicators of impairment were identified that would imply a further decline in exploration and evaluation asset carrying values.

2011 FS	Page 19

7.	Property acquisition

On September 23, 2011, the Company completed a property acquisition consisting of oil and gas assets located in the Drumheller region of Alberta. The consideration paid by Sonde was $6.2 million consisting of cash. The property acquisition was accounted for as a business combination using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value.

Consideration	(CDN$ thousands)
Total cash consideration	6,242

Net assets acquired
Property, plant and equipment	11,827
Decommissioning provisions	(5,585)
Net assets	6,242

The Financial Statements incorporate the results of operations of the acquired properties from September 23, 2011.  For the year ended December 31, 2011, the Company recorded revenue from oil, natural gas and natural gas liquids of $0.4 million net of royalties and net income of $0.2 million on the acquired properties. Had the acquisition occurred on January 1, 2011, for the year ended December 31, 2011, the Company estimates that its total unaudited pro-forma revenues and total unaudited net loss would have been approximately $37.5 million and $39.9 million, respectively.

8.	Financial instruments

Cash and cash equivalents and restricted cash are financial assets designated at fair value through profit or loss. Gains or losses related to periodic revaluation at each reporting period are recorded to net income or loss. Cash and equivalents and restricted cash are transacted in active markets and have been classified using Level 1 inputs.
Accounts receivable are classified as loans and receivables and are initially measured at their fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest method.
Accounts payable and accrued liabilities, the provisions, liability component of the convertible preferred shares, demand loan and revolving credit facility are classified as other liabilities and are initially measured at fair value. Subsequent periodic revaluations are recorded at their amortized cost using the effective interest method.
Derivatives, which include commodity contracts, warrants and the conversion feature on preferred shares are designated at fair value through profit or loss. Gains or losses related to periodic revaluation at each reporting period are recorded to net income or loss.

2011 FS	Page 20

8.	Financial instruments (continued)

The following tables provide fair value measurement information for financial assets and liabilities as of December 31, 2011 and 2010. The carrying value of cash and cash equivalents, restricted cash, accounts receivables, provisions, accounts payable and accrued liabilities, convertible preferred shares, demand loan and the revolving credit facility included in the consolidated statement of financial position approximate fair value due to the short term nature of those instruments. These assets and liabilities are not included in the tables.
		Fair value measurements using:
As at December 31, 2011(1)	Carrying value	Fair value	Level 1	Level 2	Level 3
Financial liabilities
Commodity contracts	781	781	--	781	--
Total financial liabilities	781	781	--	781	--

(1)	The convertible preferred shares were redeemed on December 30, 2011 and the warrants expired on December 31, 2011.

	Fair value measurements using:
As at December 31, 2010	Carrying value	Fair value	Level 1	Level 2	Level 3
Financial liabilities
Derivative liability – warrants	404	404	--	404	--
Conversion feature on convertible preferred shares (note 11)	4,695	4,695	--	--	4,695
Total financial liabilities	5,099	5,099	--	404	4,695

The Company uses a fair value hierarchy to categorize the inputs used to measure the fair value of its financial instruments.  There were no financial instruments recorded through profit and loss at January 1, 2010.

Level 1 Fair Value Measurements

Level 1 fair value measurements are based on unadjusted quoted market prices. Cash equivalents and restricted cash have been classified as level 1.

Level 2 Fair Value Measurements

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Commodity contracts – Risk management contracts are marked to market by reference to the forward prices per the applicable commodity exchange.

Derivative liability on warrants – The fair value of the conversion feature is determined using a Black Scholes model. The assumptions included in the model include the risk-free discount rate, volatility and expected dividend rates.

Level 3 Fair Value Measurements

Level 3 fair value measurements are valued using on or more unobservable inputs.

Conversion features on preferred shares – The fair value of the conversion feature is determined using a binomial lattice model. The assumptions included in the model include the risk-free discount rate, volatility, expected dividend rates, conversion price and forced conversion price. At December 31, 2010, the conversion feature was valued using a risk-free discount rate of 0.29%, volatility of 45% and expected dividend rate of 0%.

2011 FS	Page 21

9.	Risk Management

In order to manage the Company’s exposure to commodity price risk, credit risk, foreign exchange risk, interest rate and liquidity risk, the Company developed a risk management policy. Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options. The Company's Board of Directors evaluates with management and approves the need to enter into such arrangements.

Commodity price risk

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for risk mitigation purposes and are not used for trading or other speculative purposes. The following commodity price risk contract was in place during the year ended December 31, 2011:

Term	Contract	Volume (GJ/d)	Fixed Price ($/GJ)	2011 Realized gain	2011 Unrealized gain

March 1, 2011 – December 31, 2011	Swap	5,000	$4.11	$1,093	--

In exchange for receiving the fixed price on natural gas on the above swap agreement, the Company issued the following call option:
Term	Contract	Volume (Bbls/d)	Fixed Price (US$/Bbl)	2011 Realized loss	2011 Unrealized loss

March 1, 2011 – December 31, 2012	Call option	250	$100.00	($105)	($781)
The following gas price risk contract was in place during the year ended December 31, 2010:
Term	Contract	Volume (GJ/d)	Fixed Price ($/GJ)	2010 Realized gain	2010 Unrealized gain

January 1, 2010 – December 31, 2010	Swap	5,500	$5.50	$3,197	--

Credit risk

Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment. The Company mitigates risk from joint venture partners by obtaining partner approval of capital expenditures prior to starting a project.

The Company’s accounts receivable are with natural gas and liquids marketers, the Government of the Republic of Trinidad and Tobago and joint venture partners in the petroleum and natural gas business under substantially normal industry sale and payment terms and are subject to normal industry credit risks. The Company’s credit risk exposure is as follows:

	December 31	December 31	January 1
	2011	2010	2010
(CDN$ thousands) Western Canada joint interest billings	2,830	2,036	6,130
Goods and Services Tax receivable	740	1,314	529
North Africa recoverable expenses	113	--	112
Revenue accruals and other receivables	3,753	3,797	4,569
Accounts receivable	7,436	7,147	11,340
Cash and cash equivalents	3,743	2,649	3,305
Restricted cash	--	19,892	1,364
Credit exposure	11,179	29,688	16,009

2011 FS	Page 22

9.	Risk Management (continued)

The Company’s allowance for doubtful accounts is currently $2.0 million (December 31, 2010 – $3.0 million). These amounts offset $1.8 million in value added tax receivable from the Government of the Republic of Trinidad and Tobago (December 31, 2010 – $1.8 million), $0.2 million of Western Canada joint interest and miscellaneous receivables (December 31, 2010 – $0.3 million) and nil withholding tax receivable on preferred share dividends (December 31, 2010 – $0.9 million).  The Company considers all amounts greater than 90 days to be past due.  As at December 31, 2011, $0.5 million of accounts receivable are past due, all of which are considered to be collectible.

Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices. The Company’s foreign exchange risk denominated in U.S. dollars is as follows:

	December 31	December 31	January 1
	2011	2010	2010
(US$ thousands) Cash and cash equivalents	1,020	1,744	650
Restricted cash	--	20,000	20,910
North Africa receivables	111	--	107
Trinidad receivables included in assets of discontinued operations	--	--	2,690
Foreign denominated financial assets	1,131	21,744	24,357

	December 31	December 31	January 1
	2011	2010	2010
(US$ thousands) Trinidad payables included in liabilities of discontinued operations	--	12,707	716
LNG payables included in liabilities of discontinued operations	--	1,075	990
North Africa payables	1,720	9,133	23
Mariner swap provision	12,500	12,500	--
Convertible preferred shares	--	15,000	15,000
Conversion feature on convertible preferred shares	--	4,720	--
Derivative liability - warrants	--	406	--
Foreign denominated financial liabilities	14,220	55,541	16,729

These balances are exposed to fluctuations in the U.S. dollar. At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk. The Company’s exposure to foreign currency exchange risk on its comprehensive loss, assuming reasonably possible changes in the U.S. dollar to Canadian dollar foreign currency exchange rate of +/- one cent, is $0.6 million. This analysis assumes all other variables remain constant.

Interest rate risk

The Company is exposed to interest rate risk as the credit facilities bear interest at floating market interest rates. The Company has no interest rate swaps or hedges to mitigate interest rate risk at December 31, 2011. The Company’s exposure to fluctuations in interest expense on its net loss and comprehensive income, assuming reasonably possible changes in the variable interest rate of +/- 1%, is insignificant. This analysis assumes all other variables remain constant.

Liquidity Risk

The Company generally relies on a combination of cash flow from operations, credit facility availability and equity financings to fund its capital requirements and to provide liquidity for domestic and international operations.

2011 FS	Page 23

10.	Provisions

	December 31 2011	December 31 2010	January 1 2010
Mariner swap (note 20)	12,713	12,433	--
Onerous contracts	17	259	1,146
Provisions	12,730	12,692	1,146

11.	Short term debt

	December 31 2011	December 31 2010	January 1 2010
Credit facility A	--	20,251	24,067
Convertible preferred shares	--	14,797	15,301
Short term debt	--	35,048	39,368

As at December 31, 2011, the Company had issued two letters of credit for $0.1 million (December 31, 2010 – letters of credit of $0.1 million, short term debt of $20.2 million) against the $40.0 million (December 31, 2010 - $40.0 million) demand revolving credit facility (“Credit Facility A”) at a variable interest rate of prime plus 0.75% as at December 31, 2011 and 2010. Credit Facility A is secured by a $100.0 million debenture with a floating charge on the assets of the Company and a general security agreement covering all the assets of the Company. Credit Facility A has covenants, as defined in the Company’s credit agreement, that require the Company to maintain an adjusted working capital ratio at 1:1 or greater and to ensure that non-domestic general and administrative expenditures in excess of $7.0 million per year and all foreign capital expenditures are not funded from Credit Facility A nor domestic cash flow while Credit Facility A is outstanding.  The Company can use Credit Facility A at its discretion and continues to pay standby fees on the undrawn facility.

On February 22, 2011, the Company obtained an additional $20.0 million development demand loan (“Credit Facility B”) at a variable interest rate of 50 basis points above the variable interest rate on Credit Facility A. Credit Facility B was to be used to assist in the acquisition of producing petroleum and natural gas reserves and/or development of proved producing/undeveloped petroleum and natural gas reserves. On August 16, 2011, the Company repaid the $6.3 million balance on the loan. On October 12, 2011, the Company cancelled this facility in order to reduce standby fees.  Subject to availability and review, Credit Facility B can be reopened should the Company require access to additional debt financing.

As at December 31, 2010, the Company was in violation of one of its debt covenants. This covenant placed a ceiling on foreign expenditures that was exceeded pending the approval of the Trinidad and Tobago asset sale. The Company sought and received a waiver from its lender on this violation and it does not impact the Company’s borrowing ability. As at December 31, 2011, the Company was in compliance with all of its debt covenants.

The Company is subject to the next semi-annual review of its credit facilities on or before April 30, 2012.

On February 3, 2010, the Company restructured the terms of the Series A, 5.0% US Cumulative Redeemable Convertible Preferred Shares (the “Series A Shares”). Pursuant to the terms of the restructuring, the Series A Shares were exchanged on a share for share basis for 150,000 First Preferred Shares, Series B shares (the “Series B Shares”) pursuant to which the redemption date was extended from December 31, 2010, to December 31, 2011, the conversion price was reduced from US$12.50 to US$3.00 and the conversion of 150,000 preferred shares into common shares was increased from 1,200,000 to 5,000,000. The terms of the dividend payment under the Series B Shares remain unchanged from the Series A Shares whereby the Company can elect to pay the quarterly dividend by way of issuance of common shares at market, based on a 5.75% annualized dividend rate in lieu of the 5.0% annualized cash dividend rate. The dividend rate was increased by 1/30 of 1% per day restricted to the 150 day period after December 31, 2010, and thereafter reverted to 5.0%. In addition, the Company granted 500,000 common share purchase warrants exercisable at a price of US$3.25 for each common share. The warrants expired on December 31, 2011.

The Company recorded the exchange of the Series A Shares for the Series B Shares as a deemed settlement of the Series A Shares. The liability component of the Series B Shares was recorded at their new fair value based on the revised terms. The increase in the liability of $0.2 million on February 3, 2010, was charged to earnings during the year ended December 31, 2010. The conversion feature and the issuance of common share purchase warrants have been recorded as financial derivative liabilities (Note 8).

2011 FS	Page 24

11.	Short term debt (continued)

During the years ended December 31, 2011 and 2010, the Company elected to pay cash as opposed to common shares to satisfy its quarterly preferred shares dividend requirements. On December 27, 2011, all conversion features associated with the Series B shares expired without being exercised. On December 30, 2011, the Company redeemed the 150,000 outstanding Series B shares for $15.3 million. On December 31, 2011, the 500,000 outstanding common share purchase warrants expired.

The following table summarizes the carrying value of the liability and derivative components of the convertible preferred shares:

	Liability component		Conversion feature		Total
	Series A shares	Series B shares	Series A shares	Series B shares
Balance, January 1, 2010	15,301	--	--	--	15,301
Accreted non-cash interest, pre conversion	44	--	--	--	44
Loan restructuring	(15,345)	15,517	--	3,415	3,587
Accreted non-cash interest, post conversion	--	119	--	--	119
Fair value change conversion feature	--	--	--	1,371	1,371
Foreign exchange	--	(839)		(91)	(930)
Balance, December 31, 2010	--	14,797	--	4,695	19,492
Accreted non-cash interest	--	126	--	--	126
Fair value change conversion feature	--	--	--	(4,726)	(4,726)
Foreign exchange	--	332	--	31	363
Redemption	--	(15,255)	--	--	(15,255)
Balance, December 31, 2011	--	--	--	--	--

12.	Decommissioning provision

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the provision associated with the decommissioning of oil and natural gas assets:

	December 31 2011(1)	December 31 2010(1)
Decommissioning provision, beginning of year	18,197	15,905
Liabilities incurred relating to acquisitions (note 7)	5,585	--
Liabilities incurred relating to development activities	647	--
Liabilities settled during the year	(204)	(115)
Accretion expense	666	664
Revision of estimate	1,453	1,743
Decommissioning provision, end of year	26,344	18,197
(1) Amounts disclosed do not include Trinidad and Tobago discontinued operations, reclassified to liabilities of discontinued operations.

	December 31 2011	December 31 2010(1)
Undiscounted cash flows	30,405	23,360
Discount rate (%)	2.5	3.5
Inflation rate (%)	1.5	1.5
Weighted average expected timing of cash flows (years)	6.59	7.28
(1) Amounts disclosed do not include Trinidad and Tobago discontinued operations, reclassified to liabilities of discontinued operations.

2011 FS	Page 25

13.	Revenue

The following summarizes the Company’s revenue:

For the years ended December 31	2011	2010
Petroleum and natural gas sales	39,495	36,880
Royalties	(4,489)	(4,641)
	35,006	32,239

14.	Operating expense

Operating costs for the Company are as follows:

For the years ended December 31	2011	2010
Operating	13,473	11,550
Well workovers	2,054	1,486
	15,527	13,036

15.	Financing costs

For the years ended December 31	2011	2010
Accretion of decommissioning provision(1) (note 12)	666	664
Interest on credit facilities(1)	731	299
Interest on preferred shares	1,025	940
	2,422	1,903
(1) Amounts disclosed do not include Trinidad and Tobago operations, reclassified to discontinued operations.

16.	Share capital

(a)	Common shares and warrants issued

	December 31, 2011		December 31, 2010
	Number (thousands)	Amount	Number (thousands)	Amount
Share capital, beginning of year	62,301	369,892	39,411	311,270
Issued upon private placement	--	--	22,885	59,501
Issued upon the exercise of warrants	--	--	5	25
Issue costs, net of tax	--	--	--	(904)
Share capital, end of year	62,301	369,892	62,301	369,892

Warrants, beginning of year	--	--	825	76
Exercised in exchange for common shares	--	--	(10)	(12)
Expired	--	--	(815)	(64)
Warrants, end of year	--	--	--	--

On January 19, 2010, the Company completed a private placement of 22,884,848 common shares at $2.60 per share for gross proceeds of $59.5 million.

(b)      Authorized

  Unlimited number of common and preferred shares, each with no par value.

2011 FS	Page 26

16.	Share capital (continued)

(c)      Basic and diluted income (loss) per share

For the years ending December 31	2011	2010
(thousands, except per share amounts)
Weighted average common shares
Basic and diluted	62,301	61,106
Income (loss) per share
Basic and diluted from continuing operations	($0.70)	($1.09)
Basic and diluted from discontinued operations	$0.05	($0.55)
	($0.65)	($1.64)

For the calculation of diluted loss per share the Company excluded the following securities that are anti-dilutive:

For the years ending December 31	2011	2010
(thousands)
Stock options (exercisable)	1,747	1,023
Convertible preferred shares – Series B	--	150
Warrants	--	500

17.	Share based compensation

(a)	Stock option plan

The Company has a stock option plan for its directors, officers and employees. The exercise price for stock options granted is the quoted market price on the grant date. Options issued prior to May 2011 vest over three years with a maximum term of ten years. Options issued May 2011 onward vest over four years with a maximum term of five years.

For the years ending December 31	2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
($ thousands, except per share price)
Balance, beginning of year	1,910	$5.78	1,978	$9.10
Granted	1,984	3.49	982	3.08
Exercised	--	--	--	--
Forfeited	(920)	8.43	(1,050)	9.46
Balance, end of year	2,974	3.43	1,910	5.78

2011 FS	Page 27

17.	Share based compensation (continued)

The following table summarizes stock options outstanding under the plan at December 31, 2011:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options (thousands)	Average remaining contractual life (years)	Weighted average exercise price ($)	Number of options (thousands)	Weighted average exercise price ($)
2.27 – 3.00	884	4.45	2.81	100	2.86
3.01 – 4.00	1,147	8.55	3.11	1,010	3.09
4.01 – 5.00	916	9.04	4.29	610	4.30
5.01 – 11.80	27	2.55	8.48	27	8.48
2.27 – 11.80	2,974	7.42	3.43	1,747	3.58

The fair value of options granted during the year was estimated based on the date of grant using a Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

For the years ending December 31	2011	2010
Share price ($)	3.49	3.08
Exercise price ($)	3.49	3.08
Risk free rate (%)	2.0	1.9
Expected life (years)	3.7	3.9
Expected dividend yield (%)	--	--
Expected volatility (%)	87.6	87.1
Weighted average fair value of options granted	2.13	1.89

A forfeiture rate of 27.6% (December 31, 2010 – 16.8%) is used when recording stock based compensation. This estimate is based on the historical forfeiture rate and adjusted to the actual forfeiture rate. Stock option expense $2.8 million incurred for the year ended December 31, 2011 (December 31, 2010 - $2.2 million) was expensed. No stock based compensation expense was capitalized during 2011 or 2010.

(b)	Employee stock savings plan

The Company has an employee stock savings plan (“ESSP”) in which employees are provided with the opportunity to receive a portion of their salary in common shares, which is then matched on a share for share basis by the Company. The Company purchased approximately 162,732 shares on the open market under the ESSP during the year ended December 31, 2011 (December 31, 2010 – 82,619 shares) and is expensed as incurred.

(c)	Stock unit awards

As at December 31, 2011, the Company has issued 1.5 million (December 31, 2010 – 0.7 million) stock unit awards to the Company’s executive officers and members of the Board. A stock unit is the right to receive a cash amount equal to the fair market value of one common share of the Company on the applicable vesting date. The stock units have time and/or share based performance vesting terms which vary depending on whether the holder is an executive officer or director.  If subsequent to the grant date, the shareholders of the Company approve an equity compensation plan under which the stock units may be paid with common shares of the Company, then the Board may determine that the stock units may be paid in cash or common shares.  As of December 31, 2011, the Company recorded a liability of $2.0 million to recognize the fair value of the vested stock units (December 31, 2010 - $0.5 million).

2011 FS	Page 28

17.	Share based compensation (continued)

(d)	Restricted share units

The Restricted Share Unit Plan became effective on March 24, 2011, to attract and retain experienced personnel with incentive compensation tied to shareholder return. Under the plan, each grantee will be entitled to, in respect of each Restricted Share Unit (“RSU”), a cash amount equal to the fair market value of one common share in the capital of the Company on such vesting date, with the vesting subject to a minimum floor share price.

The following table summarizes RSUs outstanding under the plan at December 31, 2011:

	Units outstanding			Units exercisable
Floor price ($)	Number of units (thousands)	Average remaining contractual life (years)	Weighted average floor price ($)	Number of units (thousands)	Weighted average floor price ($)
0.00 – 3.00	295	1.80	1.98	120	2.17
3.01 – 3.50	42	2.04	3.13	--	--
3.51 – 3.64	12	2.04	3.64	--	--
0.00 – 3.64	349	1.84	2.18	120	2.17

RSUs issued during the year were initially valued at the grant date and revalued at December 31, 2011 using a binomial lattice model with weighted average assumptions as follows:

	Valuation at December 31 2011	Valuation at grant date
Share price ($)	2.65	2.55
Risk free rate (%)	1.0	1.5
Expected life (years)	1.8	2.4
Expected volatility (%)	60	55
Weighted average fair value	2.19	2.10

The following table summarizes share based compensation expense:

For the years ending December 31	2011	2010
Stock option expense	2,810	2,160
Stock unit award expense	1,425	495
Restricted share unit expense	493	--
Share based compensation	4,728	2,655

The following table summarizes the share based compensation liability:

	December 31 2011	December 31 2010	January 1 2010
Stock unit award liability	1,955	530	55
Restricted share unit liability	493	--	--
Share based compensation liability	2,448	530	55

2011 FS	Page 29

18.	Capital management

The Company’s primary objectives in managing its capital structure are to:

•	Maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk;
•	Maintain sufficient liquidity to support ongoing operations, capital expenditure programs, strategic initiatives, and the repayment of debt obligations when due; and
•	Maximize shareholder returns

The Company manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations. The Company monitors metrics such as the Company’s debt-to-equity and debt-to-cash flow ratios, among others to measure the status of its capital structure. The Company has currently not established fixed quantitative thresholds for such metrics. Depending on market conditions, the Company’s capital structure may be adjusted by issuing or repurchasing shares, issuing or repurchasing debt, refinancing existing debt, modifying capital spending programs and disposing of assets. The Company considers its capital structure to include shareholder’s equity and debt.

The Company’s capital structure consists of the following:

	December 31, 2011	December 31, 2010	January 1, 2010
Credit facility A	--	20,251	24,067
Convertible preferred shares	--	14,797	15,301
Warrants	--	--	76
Share capital	369,892	369,892	311,270
Contributed surplus	33,528	30,718	28,494
Foreign currency translation reserve	550	(5,789)	--
Deficit	(277,041)	(236,470)	(136,246)
Total capital	126,929	193,399	242,962

19.	Supplemental cash flow information

Changes in non-cash working capital

For the years ended December 31	2011	2010
Accounts receivable	(289)	7,017
Prepaid expenses and deposits	349	1,851
Accounts payable and accrued liabilities	(14,179)	3,597
Provisions	38	11,545
Foreign currency translation adjustment	63	(1,231)
Change in non-cash working capital	(14,018)	22,779

The change in non-cash working capital is attributed to the following activities:

	2011	2010
Operating	(1,268)	(6,730)
Financing	131	--
Investing	(12,881)	29,509
	(14,018)	22,779

2011 FS	Page 30

The Company’s policy is to invest excess cash in highly liquid short-term investment instruments with minimal principal risk.  At December 31, 2011, December 31, 2010, January 1, 2010, all cash and cash equivalents were held with banking institutions.

20.	Contingencies and commitments

(a)      MG Block Trinidad and Tobago

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the MG Block and as a result was committed to conducting 3D seismic by the end of 2009 and to drill two exploration wells in 2010 on the MG block in a joint venture with The Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”). The Company agreed to provide a performance security to Petrotrin of US$12.0 million to meet the minimum work program. The Company’s agreement to sell its remaining interest in Block 5(c) and the MG Block includes the assumption of the performance guarantee. Upon closing the sale on June 22, 2011 the purchaser assumed the performance guarantee for the MG Block. As of September 30, 2011, the Company ceased all operations in Trinidad and exited the country. On December 15, 2011, the Government of Trinidad and Tobago granted the Company’s request to transfer the MG Block and the related performance guarantee to the purchaser in accordance with the terms of the purchase agreement.

(b)      North Africa

On August 27, 2008, the Company entered into the EPSA with a Tunisian company, Joint Oil. Joint Oil is owned equally by the governments of Tunisia and Libya. The EPSA contract area straddles the offshore border between Tunisia and Libya. Under terms of the EPSA, the Company is the operator. Under the EPSA, the minimum work program for the first phase (four years) of the seven year exploration period includes the Zarat North-1 appraisal well, three exploration wells and 500 square kilometres of 3D seismic. The EPSA provides for penalties for non-fulfillment of the minimum work program of US$15.0 million per exploration well and up to US$4.0 million for 3D seismic not completed. The potential cost of drilling the three wells could exceed US$100 million. The Company has provided a corporate guarantee to a maximum of US$49.0 million to secure its minimum work program obligations. On January 11, 2011, the Company announced the successful drilling and production testing of its 100% working interest in the Zarat North–1 well. The well has been temporarily abandoned in a manner allowing it to be utilized for future development purposes while the Company evaluates reservoir characteristics and development options on a field development. On December 21, 2011, the Company commenced the shooting of 512 square kilometres of 3D seismic around two potential exploration well locations in accordance with the requirements of the EPSA and completed the shoot in January 2012. On January 12, 2012, the Company received notice from Joint Oil extending the first phase of the exploration period one year, until December 23, 2013.  On January 30, 2012, the Company announced that it had commenced an initiative to identify and evaluate alternatives to finance the Company’s remaining North Africa obligations.

(c)      Swap agreement

At the time it entered into the North Africa EPSA, the Company also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil in the Company's "Mariner" Block, offshore Nova Scotia, Canada. No well has been drilled on the Mariner Block and Joint Oil has the right to put back the overriding royalty to the Company for US$12.5 million. On December 31, 2010, the Mariner Block license lapsed resulting in the Company no longer holding any interest in offshore Nova Scotia, Canada. As a result, Joint Oil exercised its put rights and the Company made a payment of US12.5 million on January 15, 2012. Prior to the payment, the Company confirmed that the EPSA remains in full force and effect.

(d)      Commitments and financial liabilities

At December 31, 2011, the Company has committed to future payments over the next five years, as follows:

2011 FS	Page 31

	2012	2013	2014	2015	2016	Thereafter	Total
Accounts payable and accrued liabilities	17,655	--	--	--	--	--	17,655
Stock based compensation liability	2,448	--	--	--	--	--	2,448
Mariner swap	12,730	--	--	--	--	--	12,730
Derivative financial liabilities	781	--	--	--	--	--	781
North Africa exploration commitments	4,683	45,765	--	--	--	--	50,448
Office rent	1,448	1,212	1,212	1,217	1,233	7,159	13,481
Equipment	8	--	--	--	--	--	8
	39,753	46,977	1,212	1,217	1,233	7,159	97,551

20.	Contingencies and commitments (continued)

(e)	Litigation and claims

In December 2009, a class action lawsuit was commenced in the United States District Court of the Southern District of New York against certain former executive officers of the Company for allegedly violating the United States Securities and Exchange Act of 1934 by failing to disclose information concerning its prospects in Trinidad and Tobago. In addition, in May and June 2010, two proposed class action lawsuits were commenced in the Ontario Superior Court of Justice. The actions are made against different groups of former executives and directors of the Company. One of the actions alleged oppression and improper option granting practices and includes the Company and Challenger, a wholly owned subsidiary of the Company, as defendants. The actions contain various claims relating to allegations of misrepresentation and failure to disclose information concerning the Company's activities in Trinidad and Tobago. The class action lawsuits purported to be brought on behalf of purchasers of common shares of the Company from January 14, 2008, to February 17, 2009.
The parties to the class actions entered into a final stipulation of settlement (the “Stipulation”) providing, among other things, for the full and final disposition of the litigation, with prejudice and without costs, by the establishment of a US$5.2 million settlement fund by the Defendants’ insurers for the benefit of a settlement class consisting of all those who purchased securities of the Company between January 14, 2008, and February 17, 2009. Subsequently, the Stipulation was approved by the U.S. and Canadian courts. Notice was given to the classes of possible claimants and the Company was notified by counsel on January 11, 2012, that the litigation is complete and all parties are released.

In addition, the Company is involved in various claims and litigation arising in the ordinary course of business.  In the opinion of the Company such claims and litigation are not expected to have a material effect on the Company’s financial position or its results of operations. The Company maintains insurance, which in the opinion of the Company, is in place to address any future claims as to matters insured.

21.	Subsequent event

On February 8, 2012, the Company completed the sale of 24,383 net acres of undeveloped land in the Kaybob Duvernay play in Central Alberta for cash proceeds of $75 million.  This land was classified as evaluation and exploration assets at December 31, 2011, and had a carrying value of $1.6 million resulting in a gain of $73.4 million.  The Company has sufficient tax pools to offset the taxes associated with the gain.

22.	Key Management Personnel Compensation

Sonde has determined that the key management personnel of the Company consist of its officers and directors.  In addition to the salaries and directors fees paid to the officers and directors respectively, the Company provides compensation to both groups under the Stock Unit Awards and RSU plans.  Officers and directors also participate in the Company’s stock option plan. The compensation totaled $6.5 million (2010 – $3.5 million) and was recorded in the Financial Statements as follows:

	2011	2010
General and administrative	1,864	2,272
Share based compensation	4,604	1,235
	6,468	3,507

2011 FS	Page 32

23.	Income taxes

	2011	2010
Loss from continuing operations before income taxes	(43,339)	(66,436)
Combined federal and provincial income tax rate	26.5%	28.0%
Computed income tax recovery	(11,485)	(18,602)
Effect on income tax of:
Effect of change in corporate tax rate	641	3,229
Tax pool amendments	5,015	--
Other non-deductible items	154	2,087
Losses and deferred tax assets not recognized for tax	5,675	13,286
Part VI.I tax on preferred shares	136	470
Current income taxes	136	470

Current income taxes comprise $0.1 million of Part VI.I tax on preferred shares (2010 – $0.5 million). During the years ended December 31, 2011 and 2010 no deferred tax expenses were recognized in net loss, other comprehensive income (loss) or equity. The Company has recorded deferred tax assets only to the extent that they offset deferred tax liabilities in respect of income taxes expected to be levied by a particular taxation authority on a particular taxable entity. Components of deferred income tax assets and liabilities were as follows:

	2011	2010
Property, plant and equipment in excess of tax value	--	(4,153)
Other	(85)	(279)
Non-capital losses	85	4,432
	--	--

The Company has not recorded deferred income tax assets in respect of the following deductible temporary differences and unused tax losses:

	2011	2010
Property, plant and equipment	43,568	--
Deductible stock unit awards	2,448	530
Provisions	12,730	12,692
Derivative financial liabilities	781	--
Decommissioning provision	26,344	21,140
Unrecognized non-capital losses	98,090	93,172
Capital losses	30,234	31,893
Cumulative Eligible Capital, deductible share issue costs and other	3,726	4,715
	217,921	164,142

The unrecognized non-capital losses expire in the years 2026 – 2031. There is no expiry on the capital losses and other temporary differences. The following is a summary of the Company’s tax pools:

	2011	2010
Canadian exploration expense	57,861	56,313
Canadian oil and gas property expense	49,230	39,592
Canadian development expense	45,579	16,274
Undepreciated capital costs	29,945	22,740
Foreign exploration expense	34,163	86,965
Non-capital losses	98,429	110,901
Capital losses	30,234	--
Share issue costs and other	3,726	4,607
	349,167	337,392

2011 FS	Page 33

24.	Reconciliation of statement of financial position from Canadian GAAP to IFRS

(a)	IFRS transition exemptions

IFRS 1 requires the presentation of comparative information as at the January 1, 2010, transition date and subsequent comparative periods as well as the consistent and retrospective application of IFRS accounting policies. To assist with the transition, the provisions of IFRS 1 allow for certain mandatory exceptions and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs. The Company has applied the following exemptions to full retrospective application of IFRS in accordance with IFRS 1:

(i)	Deemed cost of property plant and equipment

The Company has elected to apply the exemption under IFRS 1 allowing the measurement of oil and gas assets at the date of transition to IFRS to be determined based on the amounts disclosed under the full cost method of accounting in accordance with Canadian GAAP.

(ii)	Decommissioning liabilities

The exemption provided in IFRS 1 from the full retrospective application of IFRS 1 has been applied and the difference between the carrying values of the Company’s decommissioning liabilities as measured under IFRS and their carrying values under Canadian GAAP as of January 1, 2010, has been recognized directly in opening deficit.

(iii)	Share-based payments

The Company has elected not to apply IFRS 2, Share-based Payments to equity instruments granted after November 7, 2002, that have not vested by the transition date.

(iv)	Borrowing costs

The Company has applied the borrowing cost exemption in IFRS 1. It has applied the requirement of IAS 23 to borrowing costs relating to qualifying assets on a prospective basis from the date of transition to IFRS.

(v)	Foreign currency translation

The cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS. Cumulative translation differences are recorded prospectively from this date.

(vi)	Business combinations

IFRS 1 allows an entity to use the IFRS rules for business combinations on a prospective basis rather than restating all business combinations.

(b)	Mandatory exceptions to retrospective application

Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS.
The remaining IFRS 1 exemptions were not applicable or material to the preparation of the Company’s Consolidated Statement of Financial Position at the date of transition on January 1, 2010.

(c)	Explanation of significant adjustments

(i)	Assets/liabilities held for sale and discontinued operations

Foreign currency translation differences associated with the LNG Project and Trinidad and Tobago assets and liabilities were recorded as part of net loss from discontinued operations under Canadian GAAP. Under IFRS, these differences were reclassified to other comprehensive loss. See section (xi) for details on foreign currency translation differences.

Decommissioning provision differences between IFRS and Canadian GAAP associated with Trinidad and Tobago assets were recorded as changes to liabilities held for sale. The impact of changes to the accretion of these provisions was recorded to net loss from discontinued operations. See section (ii) for details on decommissioning provision differences.

2011 FS	Page 34

24.	Reconciliation of statement of financial position from Canadian GAAP to IFRS (continued)

(ii)	Decommissioning provision

Under Canadian GAAP, increases in the estimated cash flows were discounted using the current credit-adjusted risk-free rate while downward revisions in the estimated cash flows were discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized. Under IFRS, estimated cash flows are discounted using the risk-free rate that exists at the date of the statement of financial position.

In accordance with IFRS 1, the Company elected to re-measure its decommissioning provision at the IFRS transition date and has estimated the related asset by discounting the liability to the date in which the liability arose and recalculated the accumulated depreciation and depletion under IFRS. Adjustments at the IFRS transition date have been recorded to opening deficit. Adjustments arising as a result of changes in the discount rates during 2010 have been recorded to property plant, and equipment. The impact of these changes on accretion has been reflected as a change in financing costs.

(iii)	Convertible preferred shares

Under Canadian GAAP, the convertible instrument is split into a liability and an equity component. The value of the liability component was determined at the time of placement of the instrument based on the fair value of the debt component of the instrument. The remaining amount was recorded in equity under Canadian GAAP.

The treatment of the liability component determined at the time of placement under IFRS is similar to Canadian GAAP. The initial recognition is at fair value. Under Canadian GAAP the carrying value of the liability component is subsequently accreted to its face value using the effective interest method which is similar to IFRS. No adjustment was required upon adoption of IFRS.

There is no equity instrument recorded for the conversion feature under IFRS. IFRS requires a fixed number of the Company’s own equity instruments to be delivered in exchange for a fixed amount of cash to make recognition as equity possible. As the liability is denominated in United States dollars (“U.S. dollars” or “US$”), and therefore is variable in Canadian dollars, this requirement is not met for the conversion feature of the preferred shares. As a result, under IFRS no equity component can be recorded and the conversion feature is considered an embedded derivative. The embedded derivative is separated and recorded at fair value as a financial derivative liability, with changes in fair value charged to net income or loss.

On December 17, 2009, the Company renegotiated the terms of the convertible preferred shares. Pursuant to the terms of the restructuring, the Series A convertible preferred shares were exchanged for Series B convertible preferred shares and common share purchase warrants. Series A and B shares have different conversion prices and different redemption/retraction dates. The Certificate of Amendment which created the Series B shares was amended February 3, 2010. Under Canadian GAAP, the modification resulted in the Series A shares being presented as non-current at December 31, 2009, despite the redemption/retraction date of the Series A shares being December 31, 2010. Under Canadian GAAP, short term debt that is refinanced with long term debt prior to completion of the statement of financial position can be classified as non-current if certain criteria have been met. Under IFRS the appropriate treatment is to reflect the Series A shares as current liabilities in the IFRS opening statement of financial position. The equity treatment of the modification under Canadian GAAP resulted in adjustments to contributed surplus and incremental equity on preferred shares. Under IFRS, these adjustments are reversed as the conversion features of the modified convertible preferred shares are recorded at their fair value.

(iv)	Preferred share warrants

As part of the February 3, 2010, modification of the convertible preferred shares, the Company issued warrants, the exercise price of which is denominated in U.S. dollars.  Under Canadian GAAP these warrants have been recorded in equity. Under IFRS, the warrants are recorded as a derivative liability at fair value at issuance and at the end of each reporting period, with changes in fair value being recorded in income in the same manner as the convertible preferred shares above.

2011 FS	Page 35

24.	Reconciliation of statement of financial position from Canadian GAAP to IFRS (continued)

(v)	Exploration and evaluation assets and property plant and equipment

Under Canadian GAAP, the Company applied the full cost method of accounting for oil and gas exploration, development and production activities. Under the full cost method, all costs associated with these activities were capitalized. Under IFRS, the Company elected an IFRS 1 exemption whereby the Canadian GAAP full cost pool was measured upon transition to IFRS as follows:

-	exploration and evaluation assets were reclassified from the full cost pool to exploration and evaluation assets at the amount that was recorded under Canadian GAAP;

-	non-oil and gas assets (corporate assets ) were reclassified from the full cost pool to property plant and equipment;

-	LNG Project related costs were identified as intangible start-up costs and reclassified from the full cost pool to property plant and equipment; and

-	the remaining full cost pool was allocated to the producing/development assets and components pro rata using reserve values.

The Company’s exploration and evaluation assets consist of its undeveloped Western Canada land and North Africa offshore assets. Undeveloped land costs identified as exploration and evaluation assets pertain to only those undeveloped sections that the Company intended to actively pursue through its upcoming development programs. Exploration and evaluation assets were assessed for impairment on the IFRS transition date as described in section (vi). Corporate assets and LNG Project costs were also adjusted out of the full cost pool as these were considered non-oil and gas related costs and therefore not subject to the application of the deemed cost exemption. Corporate assets and the LNG Project were evaluated for impairment and subsequently recorded at their carrying values in property plant and equipment.

(vi)	Impairments

Under Canadian GAAP, an item of property plant and equipment is deemed recoverable if the undiscounted future cash flows exceed the carrying value of the asset group. Under IFRS, recoverability or property plant and equipment is based on the higher of fair value less costs to sell and value in use of the CGU.

During 2010, ceiling test impairments were recognized under Canadian GAAP at June 30, 2010 and December 31, 2010. Under IFRS, The Company evaluated these assets for indicators of impairment at each reporting period resulting in further impairment adjustments recorded at June 30, 2010 and December 31, 2010 in relation to the Company’s Western Canada producing and developed assets. Impairments were the result of declining long-term natural gas prices resulting in the carrying value of these CGU’s exceeding their recoverable amounts. Recoverable amounts have been determined using value in use (the net present value of the cash flow or benefit that an asset generates for a specific use) of each CGU.

(vii)	Depletion and depreciation

Under IFRS, the Company adopted a policy of depleting its producing and developed oil and gas assets on a unit of production basis over estimated proved plus probable reserves. The depletion policy under Canadian GAAP was based on units of production over proved reserves. Under Canadian GAAP, depletion was calculated using all of Canada as a single cost centre. IFRS requires depletion and depreciation to be calculated based on individual components (i.e. fields or combinations thereof) or CGU’s.

2011 FS	Page 36

24.	Reconciliation of statement of financial position from Canadian GAAP to IFRS (continued)

(viii)	Exploration costs and other income

Under Canadian GAAP, all exploration costs were capitalized in accordance with the full-cost method of accounting for oil and gas assets. Exploration costs identified under IFRS include those costs associated with leases and licences related to undeveloped land that are no longer being actively pursued by the Company as part of its development program. These costs have been recorded as an adjustment from property, plant and equipment to exploration costs during 2010.

IFRS adjustments related to other income relate to a refund of Nova Scotia offshore work deposits that were recorded against property, plant and equipment under Canadian GAAP during 2010. Under IFRS, carrying value associated with Nova Scotia offshore leases were impaired as part of the application of deemed cost under IFRS 1 on the IFRS transition date. These refunds have been adjusted from property, plant and equipment to other income during 2010.

(ix)	Provisions

Under IFRS, onerous contracts arise when the costs of meeting the obligations of a contract exceed the benefits to be derived from the agreement. When an onerous contract arises, IFRS requires that a provision be set up for the present obligation of the contract. The Company has lease agreements for office space which it no longer uses, resulting in costs of the agreements outweighing its benefits. Under IFRS, the leases are considered onerous in which case a provision has been recorded on the IFRS transition date as an adjustment to retained earnings. During 2010, the change in provision is recorded as a reduction against general and administrative expense.

(x)	Share-based payments

Under Canadian GAAP, the Company recognized an expense related to share based payments on a straight-line basis through the date of full vesting and did not incorporate a forfeiture multiplier. Under IFRS, the Company is required to recognize the expense over the individual vesting periods for the graded vesting awards and estimate a forfeiture rate.

(xi)	Foreign currency translation

IFRS 1 allows companies to deem the cumulative translation difference to be zero at transition date. The gain or loss on a subsequent disposal of any foreign operation then excludes the translation differences that arose before the date of transition to IFRS. The Company has elected to apply this exemption.

When an entity elects to use a deemed cost exemption for certain assets on initial adoption of IFRS, it calculates the cumulative translation amount for those assets not from the date of acquisition but from the date at which the deemed cost amount is determined. The Company has elected to apply the deemed cost exemption for its oil and gas assets as at the date of transition. Therefore oil and gas assets relating to foreign operations identified with a functional currency of U.S. dollars will not be adjusted for foreign exchange differences as the deemed cost has established its reporting currency value. The functional currency carrying value for these assets have been determined by applying the Canadian dollar to U.S. dollar spot rate at the IFRS transition date to the deemed cost amounts.

The financial information for those operations for which the functional currency is concluded to be different from the Company’s reporting currency of Canadian dollars is the LNG Project, Trinidad and Tobago and North Africa. The only adjustment required at the IFRS transition date is to the decommissioning provision balance for the Company’s Block 5(c) Trinidad and Tobago wells. Foreign exchange adjustments during 2010 are required for all non-monetary assets and liabilities. The restatement from functional currency to reporting currency on all assets and liabilities have been recorded in other comprehensive income and accumulated under foreign currency translation reserve.

2011 FS	Page 37

24.           Reconciliation of statement of financial position from Canadian GAAP to IFRS (continued)

(xii)	Flow-through shares

Under Canadian GAAP, proceeds from flow-through shares are recorded to share capital. When the tax benefits have been renounced to the flow-through shareholder, the Company records a reduction in share capital with a corresponding increase in the future income tax liability. Under IFRS, share capital for flow-through shares issued is recorded to share capital at the quoted value of the shares at the date of issuance. The difference between the quoted value and the gross proceeds received on the issuance of the shares is recorded as a liability. The tax cost resulting from deduction renouncement, less any proceeds received in excess of the quoted value of the shares, must be included in the determination of the tax expense. The Company’s last issuance of flow-through shares was in 2008 resulting in the difference being applied as an increase to share capital with an offset to opening deficit on the IFRS transition date.

(xiii)	Cash flow presentation

Several items within the consolidated statement of cash flows have been reclassified to reflect presentation in accordance with IFRS. In addition, an IFRS difference between operating and investing cash flows under Canadian GAAP arises because of adjustments (viii) and (xi). Adjustment (viii) reclassifies a deposit received to other income; under Canadian GAAP, this was netted against capital expenditures. Adjustment (xi) results in the restatement of foreign denominated working capital within foreign subsidiaries through foreign currency translation reserve, resulting in unrealized foreign exchange that is not captured in net income.

(xiv)	Correction from previous reporting

In the course of preparing these condensed consolidated financial statements management identified an error in the application of IFRS in the 2010 comparative numbers. The Company had previously recognized share based compensation of $3.0 million.  Management has determined that the IFRS adjustments were not applied correctly to this period and share based compensation was $2.7 million for the year ended December 31, 2010. The impact is that share based compensation and net loss from continuing operations were overstated by $0.3 million for the year end December 31, 2010, and contributed surplus was overstated by $0.3 million at December 31, 2010. This has been corrected in the reconciliations from Canadian GAAP to IFRS, on the consolidated statements of operations and comprehensive loss, and on the consolidated statement of financial position as at December 31, 2010.

2011 FS	Page 38

SONDE RESOURCES CORP.
RECONCILIATION OF EQUITY

		December 31, 2010			January 1, 2010
	Note 24(c)	Canadian GAAP	Adj	IFRS	Canadian GAAP	Adj	IFRS

Assets
Current
Cash and cash equivalents		2,649	--	2,649	3,305	--	3,305
Restricted cash		--	--	--	1,364	--	1,364
Accounts receivable		7,147	--	7,147	11,340	--	11,340
Derivative financial assets		--	--	--	--	--	--
Prepaid expenses and deposits		1,686	--	1,686	3,185	--	3,185
Assets of discontinued operations	(i)	104,299	(3,607)	100,692	23,819	--	23,819
		115,781	(3,607)	112,174	43,013	--	43,013
Long term portion of prepaid expenses and deposits		555	--	555	878	--	878
Exploration and evaluation assets	(vi),(v), (viii),(xi)	--	49,361	49,361	--	12,526	12,526
Property, plant and equipment, net	(ii),(v)-(viii)	152,085	(49,482)	102,603	158,204	(12,526)	145,678
Assets of discontinued operations	(i)	--	--	--	89,737	(765)	88,972
		268,421	(3,728)	264,693	291,832	(765)	291,067

Liabilities
Current
Accounts payable and accrued iabilities		18,126	--	18,126	26,443	--	26,443
Stock based compensation liability		530	--	530	55	--	55
Provisions	(ix)	12,433	259	12,692	--	1,146	1,146
Derivative financial liabilities	(iii),(iv)	--	5,099	5,099	--	--
Short term debt	(iii)	35,048	--	35,048	24,067	15,301	39,368
Liabilities of discontinued operations	(i)	15,212	1,438	16,650	1,793	--	1,793
		81,349	6,796	88,145	52,358	16,447	68,805
Derivative financial liabilities	(iii),(iv)	--	--	--	--	--	--
Convertible preferred shares	(iii)	--	--	--	15,301	(15,301)	--
Decommissioning provision	(ii)	13,802	4,395	18,197	12,591	3,314	15,905
Liabilities of discontinued operations	(i)	--	--	--	1,387	1,376	2,763
		95,151	11,191	106,342	81,637	5,836	87,473

Shareholders’ equity
Share capital	(xii)	339,183	30,709	369,892	280,561	30,709	311,270
Equity portion of preferred shares	(iii)	12,682	(12,682)	--	1,969	(1,969)	--
Warrants	(iv)	303	(303)	--	76	--	76
Contributed surplus	(x),(xiv)	29,452	1,266	30,718	26,923	1,571	28,494
Foreign currency translation reserve	(xi)	--	(5,789)	(5,789)	--	--	--
Deficit	all	(208,350)	(28,120)	(236,470)	(99,334)	(36,912)	(136,246)
		173,270	(14,919)	158,351	210,195	(6,601)	203,594
		268,421	(3,728)	264,693	291,832	(765)	291,067

2011 FS	Page 39

SONDE RESOURCES CORP.
RECONCILIATION OF COMPREHENSIVE LOSS

		Year ended December 31, 2010
	Note 24(c)	Canadian GAAP	Adj	IFRS

Revenue
Petroleum and natural gas sales, net of royalties		32,239	--	32,239
Gain on commodity derivatives		3,197	--	3,197
		35,436	--	35,436
Expenses
Operating		13,036	--	13,036
Transportation		1,304	--	1,304
Exploration	(viii)	--	9,114	9,114
General and administrative	(ix)	12,014	(888)	11,126
Depletion and depreciation	(vii)	27,743	(10,949)	16,794
Impairments	(vi)	38,756	2,017	40,773
Stock based compensation	(x),(xiv)	2,960	(305)	2,655
Bad debt		852	--	852
Loss on abandonment		123	--	123
		96,788	(1,011)	95,777
Operating income (loss)		(61,352)	1,011	(60,341)

Other
Financing costs	(ii)	(1,239)	(664)	(1,903)
Gain (loss) on foreign exchange	(xi)	744	144	888
Gain (loss) on financial derivatives	(iii),(iv)	--	(5,210)	(5,210)
Other income	(viii)	165	137	302
Loss on exchange of preferred shares		(172)	--	(172)
		(502)	(5,593)	(6,095)
Loss before income taxes from continuing operations		(61,854)	(4,582)	(66,436)
Part VI.1 tax on preferred share dividends		470	--	470
Loss from continuing operations		(62,324)	(4,582)	(66,906)
Net income (loss) from discontinued operations	(i)	(35,676)	2,358	(33,318)
Net loss		(98,000)	(2,224)	(100,224)

Other comprehensive loss
Foreign currency translation adjustment	(xi)	--	(552)	(552)
Foreign currency translation adjustment relating to assets and liabilities held for sale	(xi)	--	(5,237)	(5,237)
Other comprehensive loss		--	(5,789)	(5,789)
Total comprehensive loss		(98,000)	(8,013)	(106,013)

2011 FS	Page 40

SONDE RESOURCES CORP.
RECONCILIATION OF CASH FLOWS

		Year ended December 31, 2010
	Note 24(c)	Canadian GAAP	Adj	IFRS

Cash provided by (used in)
Operating
Net loss		(98,000)	(2,224)	(100,224)
Items not involving cash:
Depletion and depreciation	(vii)	27,863	(11,069)	16,794
Stock based compensation	(x),(xiv)	2,960	(305)	2,655
Exploration and evaluation	(viii)	--	9,114	9,114
Property, plant and equipment impairment	(vi)	70,649	857	71,506
Unrealized (gain) loss on financial derivatives	(iii),(iv)	--	5,210	5,210
Unrealized gain on foreign exchange	(xi)	363	(111)	252
Financing costs	(ii),(xiii)	--	2,023	2,023
Accretion on preferred shares	(xiii)	163	(163)	--
Loss on abandonment		123	--	123
Loss on exchange of preferred shares		172	--	172
Interest paid	(xiii)	--	(1,076)	(1,076)
Decommissioning expenditures		(284)	--	(284)
		4,009	2,256	6,265
Change in non-cash working capital	(ix),(xi),(xiii)	(5,842)	(888)	(6,730)
		(1,833)	1,368	(465)
Financing
Revolving credit facility repayments		(23,987)	--	(23,987)
Revolving credit facility advances		20,171	--	20,171
Exercise of stock unit awards		(20)	--	(20)
Issue of common shares, net of share issue costs		58,610	--	58,610
Change in non-cash working capital		--	--	--
		54,774	--	54,774
Investing
Capital and exploration expenditures	(ii),(v)-(viii),(xi)	(85,517)	85,517	--
Property, plant and equipment additions	(ii),(v)-(viii),(xi)	--	(12,705)	(12,705)
Exploration and evaluation additions	(v)	--	(46,443)	(46,443)
Assets of discontinued operations additions	(i)	--	(26,506)	(26,506)
Change in restricted cash		1,242	--	1,242
Change in non-cash working capital	(ix),(xi),(xiii)	30,740	(1,231)	29,509
		(53,535)	(1,368)	(54,903)
Decrease in cash and cash equivalents		(594)	--	(594)
Effect of foreign exchange on cash and cash equivalents		(62)	--	(62)
Cash and cash equivalents, beginning of year		3,305	--	3,305
Cash and cash equivalents, end of year		2,649	--	2,649

2011 FS	Page 41